Exhibit 99.1

Goldcorp announces record quarterly and full-year gold production; Provides updated reserves and resources estimates

TSX: G
NYSE: GG

(All Amounts in $US unless stated otherwise)

VANCOUVER, Feb. 12, 2014 /CNW/ - GOLDCORP INC. (TSX: G) (NYSE: GG) reported record fourth quarter gold production1 of 768,900 ounces, compared to gold production of 700,400 ounces for the fourth quarter of 2012.  Adjusted quarterly revenues1 were $1.2 billion, generating adjusted net earnings1,2 of $74 million ($0.09 per share), compared to adjusted revenues of $1.4 billion and adjusted net earnings of $465 million ($0.57 per share), for the fourth quarter of 2012.  Adjusted operating cash flow1,3 was $439 million ($0.54 per share), compared to $723 million ($0.89 per share), for the fourth quarter of 2012.

During the fourth quarter of 2013, the Company recorded $763 million of tax charges due primarily to the recently enacted Mexico income laws effective January 1, 2014.  The Company also recorded impairment charges of $443 million, net of tax, including a $276 million impairment at Alumbrera due primarily to changes in short term metal price assumptions.  These items, in combination with declining gold prices, contributed to a reported net loss for the quarter of $1.1 billion (($1.34) per share) compared to net earnings of $504 million ($0.62 per share) in the fourth quarter of 2012.

Fourth Quarter 2013 Highlights

•	Adjusted revenues totaled $1.2 billion.
•	Gold sales[1] totaled 725,700 ounces on record gold production of 768,900 ounces.
•	All-in sustaining costs[1,4] were $810 per ounce.
•	Adjusted operating cash flow totaled $439 million ($0.54 per share).
•	Adjusted net earnings totaled $74 million ($0.09 per share).
•	Dividends paid amounted to $121 million.
•	Commenced an offer to acquire Osisko Mining Corporation on January 13, 2014.
•	Reached an agreement to divest Marigold mine on February 3, 2014.

Full-Year 2013 Highlights

•	Adjusted revenues totaled $4.7 billion.
•	Gold sales totaled 2.6 million ounces on record gold production of 2.7 million ounces.
•	All-in sustaining costs were $1,031 per ounce.
•	Adjusted operating cash flow totaled $1.6 billion ($1.97 per share).
•	Adjusted net earnings totaled $634 million ($0.78 per share).
•	Dividends paid amounted to $486 million.
•	Proven and probable gold mineral reserves totaled 54 million ounces.

"I am very proud of how our people responded to the changes in our industry in 2013," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "Most mines in our portfolio ended the year with significantly lower all-in sustaining costs than when the year began while meeting or exceeding production guidance.  Initiatives under our Operating for Excellence program have taken root, resulting in significant efficiency and productivity gains and a culture that continues to place a premium on safe, profitable production growth despite lower gold prices during the year.

"Our improving cash flow for 2014 provides a strong foundation on which to complete the majority of capital spending at our three principal growth projects during the calendar year.  Successful progress toward completion of Cerro Negro, Éléonore and Cochenour will position Goldcorp for a sustained period of strong cash flows and value creation for our shareholders."

Reserves and Resources

Goldcorp also announced today proven and probable gold mineral reserves of 54 million ounces. Proven and probable silver mineral reserves totaled 818 million ounces, representing one of the largest silver reserves in the industry.  The 15% decrease in gold reserves was driven by depletion from mining during the year, the use of a lower gold price assumption of $1,300 per ounce in calculating reserves and a focus on high-margin gold production in a lower metals price environment.  In addition, exploration drilling at the highly prospective Cerro Negro project was suspended in August 2013, resulting in no increase to the mineral reserves at the project for the year.  An increase in gold reserves of 520,000 ounces at Los Filos and 1 million ounces at Éléonore was offset by reserve decreases at Peñasquito, Pueblo Viejo and Red Lake.

Measured and indicated gold mineral resources increased by 39%, driven by successful resource expansions at Éléonore (approximately 4.4 million ounces) and Camino Rojo (approximately 4.6 million ounces).

Complete mineral reserve and mineral resource data including tonnes, grades and ounces can be found at the end of this news release and have been posted at www.goldcorp.com. The following summary accounts for the changes in gold mineral reserve ounces year over year:

Proven and probable reserves as of January 1, 2013	63.8 moz
Mined ounces including mining depletion during 2013	(3.4 moz)
Net discovered ounces and converted resources during 2013	2.7 moz
Net changes due to metal prices/engineering	(8.7 moz)
Proven and probable reserves as of December 31, 2013	54.4 moz

Figures in the table above do not include Marigold mine, which was classified as 'asset for sale' at December 31, 2013

At the Camino Rojo project approximately 50 kilometers from Peñasquito, successful in-fill and expansion drilling in the West Extension sulphide zone contributed to the addition of approximately 4.6 million ounces to gold indicated mineral resources and the addition of approximately 4.9 million ounces to gold inferred mineral resources. Gold mineral reserves consist of 1.6 million ounces of oxide material.  Drilling in 2013 totaled over 110,000 metres and the deposit remains open to the west, along strike, and at depth, with further drilling scheduled for 2014 to test potential expansion of the mineral resources.   Initial metallurgical test work is ongoing and expected to be completed by the end of the second quarter, after which a pre-feasibility study is expected to commence in the second half of the year.

At Los Filos, the El Bermejal pit has been further extended, resulting in an overall 7% increase in gold mineral reserves to 7.95 million ounces.

As previously announced on January 8, 2014, the Company completed a new life-of-mine plan at Peñasquito that positively affected the 2014 and five-year production profile, and increased cash flows over the life of the mine.  As a result of this work, 2013 proven and probable gold mineral reserves decreased to 11.6 million ounces from 15.7 million ounces.  The decrease was a result of higher strip ratio pushbacks and the classification of mineral reserves that require higher commodity prices to be economically processed as mineral resources. The exploration program is focused on expanding and delineating the copper-gold skarn mineralization below and adjacent to the current pit.

Red Lake 2013 proven and probable gold mineral reserves totaled 2.55 million ounces.  Drilling during the year focused on resource expansion and in-fill drilling of the NXT zone from multiple horizons throughout the mine. Initial gold mineral reserves from the NXT zone were added from below the 52 level.  Exploration drilling will continue to focus on expansion of the NXT zone, the High Grade Zone (HGZ) at depth and testing of other targets throughout the mine.

Surface drilling on the recently-tested HG Young target, 1.5 kilometers northwest of the Red Lake complex has intersected wide structures carrying narrower intervals of high grade. These results are near an intersection of two mineralized structures that have the potential to create multiple high grade plunging bodies along the intersection. Drilling will continue in this area in 2014.

At Cerro Negro, over 21,000 metres were drilled early in 2013, testing new targets and expanding existing deposits.  The highlight was at the Bajo Negro vein system, in the East Belt of the property, with a significant extension to the strike length.  Despite continued exploration successes and additional targets identified in early 2013, all exploration activities at site were suspended in the third quarter of 2013 due to a challenging business climate in the Province of Santa Cruz.   Proven and probable gold mineral reserves remain unchanged at 5.7 million ounces.

At Éléonore, a successful 2013 drilling program targeting the Upper Mine increased gold mineral reserves by 33% to 4.0 million ounces.  Drilling in 2014 will focus on targeting the Lower Mine and testing the "494" zone in the northern portion of the ore body.

At Pueblo Viejo, gold mineral reserves decreased to 6.5 million ounces from 10.0 million ounces.  The decrease was a result of amendments to the Special Lease Agreement which increased taxes payable, and a change in the long-term gold price assumption used by Barrick (as the joint venture partner and operator) to $1,100 per ounce.

Record Quarterly Production

Gold sales in the fourth quarter were 725,700 ounces on production of 768,900 ounces.  This compares to sales of 645,100 ounces on production of 700,400 ounces in the fourth quarter of 2012. Reported net loss for the quarter was ($1.1) billion (($1.34) per share), compared to net earnings of $504 million ($0.62 per share) for the fourth quarter of 2012. Adjusted net earnings for the fourth quarter were $74 million ($0.09 per share), compared to $465 million ($0.57 per share), in the fourth quarter of 2012.  Adjusted net earnings for the fourth quarter of 2013 exclude the effect of a non-cash foreign exchange loss on translation of deferred income tax assets and liabilities ($67 million), a non-cash deferred tax impact of Mexican, Argentinean and Guatemalan tax changes ($615 million), net impairment charges ($443 million), loss on disposition related to certain of its equity investment ($8 million), unrealized losses on available for sale securities ($14 million), and a non-cash provision related to the increase in estimates on the reclamation and closure costs for the Company's inactive and closed mine sites ($17 million), but include the impact of non-cash stock option expenses ($8 million). Adjusted net earnings also include the impact of the Mexican corporate tax rates remaining at 30% rather than the previously anticipated reduction to 28% on our deferred income tax liabilities and assets ($148 million, or $0.18 per share). The Company does not adjust for the impact of tax rate changes in its adjusted earnings.  Adjusted operating cash flow from operations totaled $439 million ($0.54 per share) compared to $723 million ($0.89 per share) in the fourth quarter of 2012.

For the fourth quarter of 2013, all-in sustaining cash costs were $810 per ounce.  Total cash costs were $467 per ounce on a by-product basis1,5 and $645 per ounce on a co-product basis1,5.

For the twelve months ended December 31, 2013, adjusted revenues totaled $4.7 billion.  Net loss for 2013 was $2.7 billion ($(3.34) per share), compared to net earnings of $1.7 billion ($2.16 per share) in 2012.  Adjusted net earnings totaled $634 million ($0.78 per share), compared to $1.6 billion ($2.03 per share), in 2012. Adjusted cash flow from operations totaled $1.6 billion, compared to $2.4 billion for 2012.  For 2013, all-in sustaining cash costs were $1,031 per ounce, total cash costs were $553 per ounce on a by-product basis and $687 per ounce on a co-product basis.

Mexico

At Peñasquito, fourth quarter gold production totaled 141,700 ounces at an all-in sustaining cost of $473 per ounce.  Gold production increased 24% from the third quarter of 2013 due to higher ore grades, consistent with mining in the deeper portion of the pit, and improved metallurgical recoveries. Mill throughput in 2013 averaged 106,200 tonnes per day resulting in 2013 gold production of 403,800 ounces at an all-in sustaining cost of $914 per ounce.  Throughput increased from 99,945 tonnes per day in 2012 as a result of increased water availability through the addition of eight new wells in the Torres-Vergel area and four new wells in the mine area. Throughput also increased due to improved efficiencies in the primary crusher and the augmented feed circuit.  The Northern Well Field project, which will add 25 new production wells, is expected to be operational in the fourth quarter of 2014. A pre-feasibility study for the new tailings facility is underway and a feasibility study is expected to commence mid-2014.

In 2014, exploration at Peñasquito will continue to focus on defining the high-grade core of the copper-gold, sulphide-rich skarn mineralization located below and adjacent to current mineral reserves.  In addition to exploration, Goldcorp is investigating the potential for producing a saleable copper concentrate at Peñasquito.  An additional study is also underway to assess the viability of leaching a pyrite concentrate from the zinc flotation tailings. Successful implementation of one or both of these new process improvements has the potential to significantly improve the overall economics and add to the mineral reserves of Peñasquito through addition of another saleable product, and increasing gold and silver recoveries, respectively. Completion of the pre-feasibility study is expected by the end of 2014.  Full-year 2014 gold production at Peñasquito is expected to be between 530,000 and 560,000 ounces.  Production is expected to increase over 2013 as a result of mining in the higher grade portion of the pit and, combined with an increase in throughput to 110,000 tonnes per day.

Gold production at Los Filos increased 28% over the prior quarter to 94,000 ounces at an all-in sustaining cost of $860 per ounce.  Increased gold production was the result of an increase in tonnage processed as third quarter production was negatively impacted by the record floods during the summer rainy season, and higher grades from the processing of more higher grade underground material.  The construction of the next phase of the heap leach pad, including additional contingency solution storage capacity, began during the fourth quarter of 2013 and is expected to be completed late in the second quarter of 2014. For 2013, gold production totaled 332,400 ounces at an all-in sustaining cost of $1,002 per ounce.  Full-year gold production during 2014 is expected to be between 330,000 and 345,000 ounces.

Canada

Gold production at Red Lake increased 32% from the prior quarter to 128,000 ounces at an all-in sustaining cost of $822 per ounce. Production increased due to higher grades, partially offset by 7% lower mill throughput. As planned, the High Grade Zone tonnage and grades improved by 16% and 26% respectively, as the de-stressing activity on 47-46 level progressed.  Efforts to maximize operating cash flows in light of the lower gold price environment resulted in optimizations to the mine plan that focused on mining high-margin ounces. Operating for Excellence initiatives implemented late in 2013 supported many efficiency and cost improvements throughout the site. Programs included focused cell mining, increased mining heading utilization, de-stress acceleration and other operational efficiency improvements.  For 2013, gold production totaled 493,000 ounces at an all-in sustaining cost of $880 per ounce.  Production in 2014 is expected to be between 440,000 and 480,000 ounces.

At Porcupine in Ontario, higher grades from the VAZ zone in Hoyle Pond and bulk zones in the Dome underground led to fourth quarter gold production of 78,900 ounces at an all-in sustaining cost of $907 per ounce.  For 2013, gold production totaled 291,900 ounces at an all-in sustaining cost of $1,034 per ounce. The successful implementation of multiple Operating for Excellence initiatives contributed 12,400 ounces of increased production in 2013.   The Hoyle Pond Deep project continued to progress, with the 2013 focus on the completion of the construction, installation and pre-commissioning of the service hoist, sinking the shaft to the 1150 metre level, and the access development to two shaft stations at the 980 metre and 1370 metre levels.  Following receipt of the final permit for the Hollinger project on-site road construction to access the first mining area commenced in December, followed by the commencement of pre-stripping at the Hollinger pit in January.  For 2014, total gold production at Porcupine is expected at between 290,000 and 305,000 ounces.

Central America

At Pueblo Viejo, gold production increased 39% from the prior quarter to 104,700 ounces (40% basis) at an all-in sustaining cost of $688 per ounce.  Production increased as a result of the increase in tonnes milled during the quarter following completion of the autoclave modifications during the fourth quarter.  Full-year gold production totaled 325,200 ounces at an all-in sustaining cost of $750 per ounce. The ramp-up to full capacity is expected to occur by mid-2014 with 2014 production expected to be between 405,000 and 420,000 ounces (40% basis).   The new 215 MW power plant commenced commercial operations in the fourth quarter of 2013, providing the mine with a reliable, long-term power supply.

Nearing Completion of Three Gold Growth Projects

Capital expenditures for 2014 are forecast between $2.3 and $2.5 billion, of which approximately 60% is allocated to growth projects and 40% for sustaining capital at existing operations.  Major project capital expenditures in 2014 include approximately $600 million at Cerro Negro, $570 million at Éléonore, $125 million at Cochenour, and $85 million at Camino Rojo.

Cerro Negro is advancing towards first gold production by mid-2014 with commercial production expected to be achieved in the fourth quarter of 2014.  Gold production of between 130,000 and 180,000 ounces is forecast for the year.  Engineering, Procurement and Construction Management activities reached 78% completion, with detailed engineering 100% complete at the end of 2013.  Construction of the high voltage power line is progressing well with expected completion at the end of the first quarter of 2014.  At the end of the year, progress on installation of the towers and construction of the substation had reached approximately 72% completion.  The haul road for transporting ore from the mines to the plant was completed at year-end and the ore was transported to the stockpile pad at the crusher.

Ore production established a new quarterly high during the fourth quarter as mining activities at Eureka approached planned commercial production levels.  Underground development at Mariana Central continues and is yielding modest development ore tonnes in preparation for commencement of production mining during 2014.  Combined mine production is steadily increasing as expected towards planned production levels of 4,000 tonnes per day.  At the end of 2013, the surface ore stockpile contained approximately 285,000 tonnes at an average grade of 10.53 grams per tonne gold and 206 grams per tonne silver.

At the Cochenour project, first gold production from the 5320 level is expected during the fourth quarter of 2014 with minimal ounces expected for the year.  Construction of the Cochenour-Red Lake Haulage Drift advanced to 86% at year-end, with expected completion in April 2014.  The estimated total initial capital was reduced by $44 million to $496 million in the fourth quarter, due to a revised development plan that also accelerates initial gold production.  Underground exploration will focus on delineation drilling of the Bruce Channel deposit. Following ramp-up to full production, annual gold production of between 225,000 and 250,000 ounces is expected from Cochenour.

At the Éléonore project in Quebec, stope development commenced on levels 440m, 410m and 380m to allow production drilling in the first quarter of 2014.  The exploration ramp reached 4,322 metres in length (corresponding to a depth of 590 metres below surface) and was connected with the main 650m level during January 2014, creating a secondary way of egress and a complete ventilation circuit.  The development on level 650m is progressing and the ramp in the lower mine is now on its way toward level 710m. The first ore bin excavation is completed and installation of the 650m ore handling system is underway and is expected to be completed in the first quarter of 2014.  The production shaft reached a depth of 700 metres and is now connected to the 650m and 690m levels where the excavation of the loading pocket is taking place.  At the process plant, engineering was approximately 97% complete and construction was approximately 58% complete at year-end 2013.  The initial capital forecast remains unchanged at between $1.8 and $1.9 billion.  Gold production forecast for 2014 remains at between 40,000 and 60,000 ounces.  Average annual gold production once the mine reaches full production is expected to be approximately 600,000 ounces.

Guidance For 2014

On January 8th, Goldcorp announced production and cash cost guidance for 2014.  The Company has forecast a 13-18% increase in gold production to between 3.0 and 3.15 million ounces.   All-in sustaining costs are expected to decrease to between $950 and $1,000 per ounce of gold.  Both gold production and cash cost guidance will be revised following the expected closing of the Marigold divestiture in April 2014.

This release should be read in conjunction with Goldcorp's 2013 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investor Resources - Reports & Filings" section under "Annual Reports".

Reserves and Resources Tables

GOLDCORP INC.
GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2013

Reserves	Contained Gold (Moz)	Contained Silver (Moz)
Proven	20.2	462.9
Probable	34.2	355.2
Proven & Probable	54.4	818.2

Resources
Measured	4.3	30.8
Indicated	31.4	417.5
Measured & Indicated	35.7	448.1
Inferred	27.4	142.2

Complete reserve and resource estimates are as follows:

GOLDCORP INC. PROVEN AND PROBABLE RESERVES(1),(4),(5) AS OF DECEMBER 31, 2013 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Peñasquito Mill	Mexico	529.97	0.62	10.62
Los Filos	Mexico	310.37	0.80	7.95
El Morro (70.0%)	Chile	449.51	0.47	6.73
Pueblo Viejo (40.0%)	Dominican Republic	61.90	3.25	6.46
Cerro Negro	Argentina	18.91	9.43	5.74
Éléonore	Canada	19.30	6.49	4.03
Porcupine	Canada	65.45	1.43	3.01
Red Lake	Canada	7.99	9.94	2.55
Musselwhite	Canada	8.99	6.42	1.85
Camino Rojo	Mexico	66.76	0.76	1.63
Peñasquito Heap Leach	Mexico	83.46	0.37	1.00
Alumbrera (37.5%)	Argentina	68.44	0.35	0.76
Dee (40.0%)	United States	13.68	1.53	0.67
Marlin	Guatemala	4.88	4.13	0.65
Wharf	United States	21.25	0.82	0.56
El Sauzal	Mexico	2.73	1.66	0.15
TOTAL GOLD				54.4
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	529.97	31.00	528.23
Peñasquito Heap Leach	Mexico	83.46	28.65	76.88
Los Filos	Mexico	310.37	5.46	54.52
Cerro Negro	Argentina	18.91	81.20	49.36
Pueblo Viejo (40.0%)	Dominican Republic	61.90	20.46	40.72
Camino Rojo	Mexico	66.76	14.94	32.07
Marlin	Guatemala	4.88	196.78	30.90
Dee (40.0%)	United States	13.68	7.74	3.40
Wharf	United States	21.25	3.04	2.08
TOTAL SILVER				818.15
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	449.51	0.49	4,886
Alumbrera (37.5%)	Argentina	68.44	0.35	524
Pueblo Viejo (40.0%)	Dominican Republic	61.90	0.11	152
TOTAL COPPER				5,563
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	529.97	0.32	3,695
TOTAL LEAD				3,695
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	529.97	0.77	8,973
TOTAL ZINC				8,973

GOLDCORP INC. MEASURED AND INDICATED RESOURCES(1),(2),(3),(4),(6) AS OF DECEMBER 31, 2013 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Porcupine	Canada	193.12	1.19	7.39
Pueblo Viejo (40.0%)	Dominican Republic	77.07	2.42	6.01
Camino Rojo	Mexico	182.94	0.87	5.12
Éléonore	Canada	18.97	7.93	4.84
Los Filos	Mexico	81.26	1.07	2.79
Peñasquito Mill	Mexico	280.61	0.27	2.42
Red Lake	Canada	4.59	16.34	2.41
Cerro Blanco	Guatemala	2.52	15.64	1.27
Dee (40.0%)	United States	21.75	1.37	0.96
Noche Buena	Mexico	71.75	0.42	0.96
Cerro Negro	Argentina	5.12	3.12	0.51
El Morro (70.0%)	Chile	23.20	0.40	0.30
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28
Musselwhite	Canada	0.80	5.59	0.14
Wharf	United States	5.84	0.70	0.13
El Sauzal	Mexico	2.21	1.13	0.08
Marlin	Guatemala	0.58	3.10	0.06
Peñasquito Heap Leach	Mexico	4.06	0.18	0.02
TOTAL GOLD				35.70
SILVER		Mt	Ag g/t	Moz
Peñasquito Mill	Mexico	280.61	29.97	270.40
Camino Rojo	Mexico	182.94	9.63	56.62
Pueblo Viejo (40.0%)	Dominican Republic	77.07	13.31	32.99
Noche Buena	Mexico	71.75	14.06	32.44
Los Filos	Mexico	81.26	7.59	19.82
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53
Cerro Blanco	Guatemala	2.52	72.00	5.83
Dee (40.0%)	United States	21.75	6.30	4.40
Cerro Negro	Argentina	5.12	22.95	3.78
Marlin	Guatemala	0.58	139.25	2.59
Peñasquito Heap Leach	Mexico	4.06	15.57	2.03
Wharf	United States	5.84	3.56	0.67
TOTAL SILVER				448.11
COPPER		Mt	% Cu	Mlbs
San Nicolas (21.0%)	Mexico	19.26	1.24	527
El Morro (70.0%)	Chile	23.20	0.52	264
Pueblo Viejo (40.0%)	Dominican Republic	77.07	0.09	159
TOTAL COPPER				950
LEAD		Mt	% Pb	Mlbs
Peñasquito Mill	Mexico	280.61	0.31	1,889
Camino Rojo	Mexico	182.94	0.08	323
TOTAL LEAD				2,212
ZINC		Mt	% Zn	Mlbs
Peñasquito Mill	Mexico	280.61	1.01	6,226
Camino Rojo	Mexico	182.94	0.26	1,049
San Nicolas (21.0%)	Mexico	19.26	1.68	713
TOTAL ZINC				7,988

GOLDCORP INC. INFERRED RESOURCES(1),(2),(3),(4),(6) AS OF DECEMBER 31, 2013 Based on attributable ounces
GOLD		Mt	Au g/t	Moz
Los Filos	Mexico	191.67	0.82	5.03
Camino Rojo	Mexico	181.04	0.84	4.90
Éléonore	Canada	13.25	9.63	4.10
El Morro (70.0%)	Chile	472.19	0.25	3.85
Cochenour	Canada	9.05	11.18	3.25
Red Lake	Canada	3.06	17.64	1.73
Porcupine	Canada	17.03	2.17	1.19
Musselwhite	Canada	4.73	5.65	0.86
Cerro Negro	Argentina	5.32	4.81	0.82
Cerro Blanco	Guatemala	1.35	15.31	0.67
Pueblo Viejo (40.0%)	Dominican Republic	3.31	3.11	0.33
Noche Buena	Mexico	17.67	0.42	0.24
Peñasquito Mill	Mexico	40.79	0.17	0.22
Dee (40.0%)	United States	10.32	0.44	0.15
Marlin	Guatemala	0.23	5.25	0.04
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02
Peñasquito Heap Leach	Mexico	1.74	0.12	0.01
El Sauzal	Mexico	0.04	1.41	0.00
TOTAL GOLD				27.41
SILVER		Mt	Ag g/t	Moz
Camino Rojo	Mexico	181.04	7.25	42.20
Peñasquito Mill	Mexico	40.79	30.82	40.42
Los Filos	Mexico	191.67	5.97	36.79
Noche Buena	Mexico	17.67	13.92	7.91
Cerro Negro	Argentina	5.32	34.35	5.87
Cerro Blanco	Guatemala	1.35	59.60	2.59
Pueblo Viejo (40.0%)	Dominican Republic	3.31	20.27	2.16
Marlin	Guatemala	0.23	201.32	1.51
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27
Peñasquito Heap Leach	Mexico	1.74	14.50	0.81
Dee (40.0%)	United States	10.32	2.17	0.72
TOTAL SILVER				142.24
COPPER		Mt	% Cu	Mlbs
El Morro (70.0%)	Chile	472.19	0.35	3,689
San Nicolas (21.0%)	Mexico	2.28	1.24	62
Pueblo Viejo (40.0%)	Dominican Republic	3.31	0.11	8
TOTAL COPPER				3,760
LEAD		Mt	% Pb	Mlbs
Camino Rojo	Mexico	181.04	0.07	279
Peñasquito Mill	Mexico	40.79	0.18	162
TOTAL LEAD				441
ZINC		Mt	% Zn	Mlbs
Camino Rojo	Mexico	181.04	0.26	1,038
Peñasquito Mill	Mexico	40.79	0.38	342
San Nicolas (21.0%)	Mexico	2.28	0.97	49
TOTAL ZINC				1,428

*Numbers may not add up due to rounding

Goldcorp December 31, 2013 Reserve and Resource Reporting Notes:

1	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.
2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2013, with the following conditions or exceptions:
	1	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.
	2	Reserves and Resources for Dee are as per information provided by Barrick Gold Corporation.
	3	Resources for San Nicolas are as per information provided by Teck Resources Limited (2012 Study).
5	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,300 per ounce of gold, $22 per ounce of silver, $3.00 per pound of copper, $0.90 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below:
	1	Alumbrera	$1,300/oz gold and $2.95/lb copper
	2	Pueblo Viejo, Dee	$1,100/oz gold, $21/oz silver, $3.00/lb copper
6	Mineral Resources are estimated using US$ commodity prices of $1,500 per ounce of gold, $24 per ounce of silver, $3.50 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;
	1	Pueblo Viejo, Dee	$1,500/oz gold, $24/oz silver, $3.50/lb copper
	2	San Nicolas	$1,000/oz gold, $16.00/oz silver, $2.70/lb copper, $1.00/lb zinc

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

These tables use the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Scientific and technical information contained in this press release was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a "qualified person" as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

A conference call will be held on February 13, 2014 at 10:00 a.m. (PDT) to discuss the fourth quarter and 2013 results. Participants may join the call by dialing toll free 1-866-223-7781 or 1-416-340-2216 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until March 16, 2014 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US.  Pass code: 5331726.  A live and archived audio webcast also be available at www.goldcorp.com.

(1)	The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company's operating and economic performance and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. However these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The amounts disclosed also include the results of the Company's discontinued operation, Marigold.

(2)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 47 of the 2013 Annual Management Discussion & Analysis ("MD&A") for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)	Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Refer to page 49 of the 2013 Annual MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4)	For 2013, the Company adopted an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 45 of the 2013 Annual MD&A for a reconciliation of all-in sustaining costs.

(5)	The Company has included non-GAAP performance measures - total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	30.00	34.00	20.00
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90

Refer to page 43 of the 2013 Annual MD&A for a reconciliation of total cash costs to reported production costs.

(6)	At December 31, 2013 the Company held $625 million of cash and cash equivalents, and held an undrawn $2 billion revolving credit facility.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2012 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

	SUMMARIZED FINANCIAL RESULTS (in millions of United States dollars, except per share amounts and where noted)
		Three Months Ended December 31
	Goldcorp's share (1)	2013	2012
	Revenues	$1,203	$1,435
	Gold produced (ounces)	768,900	700,400
	Gold sold (ounces)	725,700	645,100
	Copper produced (thousands of pounds)	28,800	25,400
	Copper sold (thousands of pounds)	20,300	33,400
	Silver produced (ounces)	9,768,100	7,158,600
	Silver sold (ounces)	8,888,200	6,312,800
	Lead produced (thousands of pounds)	53,600	29,200
	Lead sold (thousands of pounds)	46,100	23,600
	Zinc produced (thousands of pounds)	80,900	67,000
	Zinc sold (thousands of pounds)	77,000	73,600
	Average realized gold price (per ounce)	$1,254	$1,692
	Average London spot gold price (per ounce)	$1,272	$1,722
	Average realized copper price (per pound)	$3.21	$3.47
	Average London spot copper price (per pound)	$3.24	$3.59
	Average realized silver price (per ounce)	$17.28	$25.77
	Average London spot silver price (per ounce)	$20.76	$32.68
	Average realized lead price (per pound)	$1.00	$0.96
	Average London spot lead price (per pound)	$0.96	$1.00
	Average realized zinc price (per pound)	$0.91	$0.86
	Average London spot zinc price (per pound)	$0.87	$0.88
	Total cash costs - by-product (per gold ounce)	$467	$360
	Total cash costs - co-product (per gold ounce)	$645	$621
	All-in sustaining cash costs (per gold ounce)	$810	$915

Production Data:
Red Lake gold mines :	Tonnes of ore milled	189,700	214,000
	Average mill head grade (grams per tonne)	22.65	26.67
	Gold ounces produced	128,000	168,300
	Total cash cost per ounce - by-product	$500	$403
	All-in sustaining cash cost per ounce	$822	$749
Porcupine mines :	Tonnes of ore milled	1,081,800	1,084,100
	Average mill head grade (grams per tonne)	2.37	2.35
	Gold ounces produced	78,900	74,100
	Total cash cost per ounce - by-product	$671	$750
	All-in sustaining cash cost per ounce	$907	$1,157
Musselwhite mine :	Tonnes of ore milled	345,500	324,600
	Average mill head grade (grams per tonne)	6.88	6.52
	Gold ounces produced	74,600	64,000
	Total cash cost per ounce - by-product	$675	$693
	All-in sustaining cash cost per ounce	$883	$1,080

SUMMARIZED FINANCIAL RESULTS (Cont.) (in millions of United States dollars, except per share amounts and where noted)
		Three Months Ended December 31
		2013	2012
Production Data (Cont.):
Peñasquito :	Tonnes of ore mined	16,195,700	12,480,000
	Tonnes of waste removed	28,376,400	31,442,300
	Tonnes of ore milled	9,717,100	9,087,200
	Average head grade (grams per tonne) - gold	0.55	0.55
	Average head grade (grams per tonne) - silver	31.05	24.41
	Average head grade (%) - lead	0.34	0.23
	Average head grade (%) - zinc	0.58	0.52
	Gold ounces produced	141,700	112,900
	Silver ounces produced	7,427,000	5,200,400
	Lead (thousands of pounds) produced	53,600	29,200
	Zinc (thousands of pounds) produced	80,900	67,000
	Total cash cost per ounce - by-product	$102	$17
	Total cash cost per ounce - co-product	$666	$764
	All-in sustaining cash cost per ounce	$473	$816
Los Filos mine :	Tonnes of ore mined	7,579,800	8,319,900
	Tonnes of waste removed	10,547,800	11,170,300
	Tonnes of ore processed	8,046,500	8,424,800
	Average grade processed (grams per tonne)	0.74	0.70
	Gold ounces produced	94,000	92,800
	Total cash cost per ounce - by-product	$637	$572
	All-in sustaining cash cost per ounce	$860	$797
El Sauzal mine :	Tonnes of ore mined	559,100	595,900
	Tonnes of waste removed	3,379,600	2,774,400
	Tonnes of ore milled	461,800	471,900
	Average mill head grade (grams per tonne)	1.54	1.51
	Gold ounces produced	21,300	21,300
	Total cash cost per ounce - by-product	$850	$856
	All-in sustaining cash cost per ounce	$880	$932
Marlin mine :	Tonnes of ore milled	491,700	481,700
	Average mill head grade (grams per tonne) - gold	3.36	3.27
	Average mill head grade (grams per tonne) - silver	131	122
	Gold ounces produced	52,800	49,500
	Silver ounces produced	1,969,100	1,780,900
	Total cash cost per ounce - by-product	$159	($182)
	Total cash cost per ounce - co-product	$539	$551
	All-in sustaining cash cost per ounce	$515	$462

SUMMARIZED FINANCIAL RESULTS (Cont.) (in millions of United States dollars, except per share amounts and where noted)
		Three Months Ended December 31
		2013	2012
Production Data (Cont.):
Wharf mine :	Tonnes of ore mined	591,800	1,390,700
	Tonnes of ore processed	637,100	751,200
	Average grade processed (grams per tonne)	0.98	0.77
	Gold ounces produced	10,800	13,700
	Total cash cost per ounce - by-product	$1,092	$849
	All-in sustaining cash cost per ounce	$1,411	$1,141
Alumbrera mine (2) :	Tonnes of ore mined	3,585,800	2,936,600
	Tonnes of waste removed	4,098,200	6,126,500
	Tonnes of ore milled	3,634,800	3,915,500
	Average mill head grade (grams per tonne) - gold	0.40	0.35
	Average mill head grade (%) - copper	0.43	0.34
	Gold ounces produced	34,000	31,800
	Copper (thousands of pounds) produced	28,800	25,400
	Total cash cost per ounce - by-product	($558)	($894)
	Total cash cost per ounce - co-product	$692	$692
	All-in sustaining cash cost per ounce	$37	($29)
Pueblo Viejo mine (3) :	Tonnes of ore mined	1,720,100	1,466,700
	Tonnes of waste removed	915,900	469,200
	Tonnes of ore processed	632,400	206,700
	Average grade (grams per tonne) - gold	5.68	6.99
	Average grade (grams per tonne) - silver	37.7	55.6
	Gold ounces produced	104,700	43,700
	Silver ounces produced	372,000	177,200
	Total cash cost per ounce - by-product	$592	-
	Total cash cost per ounce - co-product	$614	-
	All-in sustaining cash cost per ounce	$688	-
Discontinued Operation:
Marigold mine (4) :	Tonnes of ore mined	1,936,600	2,396,800
	Tonnes of waste removed	7,137,600	6,862,500
	Tonnes of ore processed	1,936,600	2,396,800
	Average grade processed (grams per tonne)	0.39	0.65
	Gold ounces produced	28,100	28,300
	Total cash cost per ounce - by-product	$969	$847
	All-in sustaining cash cost per ounce	$1,216	$1,295
Financial Data (including discontinued operation):
Cash flows from operating activities		$307	$678
Net (loss) earnings attributable to shareholders of Goldcorp Inc.		($1,089)	$504
Net (loss) earnings per share - basic		($1.34)	$0.62
Adjusted net earnings per share - basic		$0.09	$0.57
Weighted average shares outstanding (000's)		812,217	811,394

(1)	Includes non-GAAP performance measures on an attributable (or Goldcorp's share) basis. See footnote (2) on page 2 of the Q4 2013 MD&A.
(2)	Shown at Goldcorp's interest - 37.5%
(3)	Shown at Goldcorp's interest - 40.0%
(4)	Shown at Goldcorp's interest - 66.7%

CONDENSED INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS (In millions of United States dollars, except for per share amounts - Unaudited)
	Three Months Ended December 31		Twelve Months Ended December 31
	2013	2012(4)	2013	2012(4)
Revenues	$970	$1,198	$3,687	$4,660
Mine operating costs
Production costs	(482)	(558)	(1,991)	(1,961)
Depreciation and depletion	(170)	(148)	(634)	(585)
	(652)	(706)	(2,625)	(2,546)
Earnings from mine operations	318	492	1,062	2,114
Exploration and evaluation costs	(11)	(4)	(45)	(54)
Share of net (losses) earnings and impairments of associates	(295)	42	(395)	210
Impairment of mining interests and goodwill	(88)	-	(2,646)	-
Corporate administration	(47)	(57)	(236)	(245)
(Loss) earnings from operations and associates	(123)	473	(2,260)	2,025
Losses on securities, net	(17)	-	(32)	(67)
Gains on derivatives, net	4	126	83	155
(Loss) gain on dispositions of mining interests, net	(11)	12	(11)	12
Finance costs	(10)	(5)	(50)	(27)
Other (expenses) income	(58)	7	(58)	17
(Loss) earnings from continuing operations before taxes	(215)	613	(2,328)	2,115
Income tax expense	(787)	(124)	(314)	(420)
Net (loss) earnings from continuing operations attributable to shareholders of Goldcorp Inc.	$(1,002)	$489	$(2,642)	$1,695
Net (loss) earnings from discontinued operation attributable to shareholders of Goldcorp Inc.	$(87)	$15	$67	$54
Net (loss) earnings attributable to shareholders of Goldcorp Inc.	$(1,089)	$504	$(2,709)	$1,749
Net (loss) earnings per share from continuing operations
Basic	$(1.23)	$0.60	$(3.25)	$2.09
Diluted	(1.23)	0.45	(3.25)	1.89
Net (loss) earnings per share
Basic	$(1.34)	$0.62	$(3.34)	$2.16
Diluted	(1.34)	0.47	(3.34)	1.95

(4)	Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars - Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2013	2012(4)	2013	2012(4)
Net (loss) earnings attributable to shareholders of Goldcorp Inc.	$(1,089)	$504	$(2,709)	$1,749
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Mark-to-market losses on available-for-sale securities	(24)	-	(76)	(52)
Reclassification adjustment for impairment losses included in net (loss) earnings	14	48	29	63
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings	-	(2)	(1)	(3)
	(10)	46	(48)	8
Items that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans	2	-	(2)	-
	2	-	(2)	-
Total other comprehensive (loss) income, net of tax	$(8)	$46	$(50)	$8
Total comprehensive (loss) income attributable to shareholders of Goldcorp Inc.	$(1,097)	$550	$(2,759)	$1,757

(4)	Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars - Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2013	2012(4)	2013	2012(4)
Operating Activities
Net (loss) earnings from continuing operations	$(1,002)	$489	$(2,642)	$1,695
Adjustments for:
Dividends from associate	37	-	108	-
Reclamation expenditures	(3)	(4)	(15)	(21)
Items not affecting cash:
Losses on securities, net	17	-	32	67
Impairment of mining interests and goodwill	88	-	2,646	-
Depreciation and depletion	171	149	634	585
Share of net losses (earnings) and impairment of associates	294	(42)	395	(210)
Share-based compensation expense	8	10	72	82
Unrealized gains on derivatives, net	(4)	(128)	(70)	(155)
Revision of estimate and accretion of reclamation and closure cost obligations	(20)	87	(5)	98
Deferred income tax expense (recovery)	766	73	217	(26)
Loss (gain) on disposition of mining interests, net	8	(12)	11	(12)
Other	9	(4)	40	3
Change in working capital	(74)	40	(517)	(206)
Net cash provided by operating activities of continuing operations	295	658	906	1,900
Net cash provided by operating activities of discontinued operation	12	20	49	60
Investing Activities
Expenditures on mining interests	(556)	(618)	(1,993)	(2,269)
Deposits on mining interests expenditures	(32)	(83)	(195)	(275)
Interest paid	-	-	(23)	(17)
Proceeds from dispositions of mining interests, net	8	43	8	43
Purchases of money market securities and available-for-sale securities	-	(2)	(615)	(19)
Proceeds from maturities and sales of money market investments and available-for-sale securities, net	18	6	621	289
Other	-	3	-	16
Net cash used in investing activities of continuing operations	(562)	(651)	(2,197)	(2,232)
Net cash used in investing activities of discontinued operation	(1)	(7)	(49)	(34)
Financing Activities
Debt borrowings, net of borrowing costs	300	-	1,781	-
Debt repayments	(300)	-	(300)	-
Common shares issued, net of issue costs	-	12	3	44
Dividends paid to shareholders	(121)	(110)	(486)	(438)
Other	29	-	160	-
Net cash provided by (used in) financing activities of continuing operations	(92)	(98)	1,158	(394)
Effect of exchange rate changes on cash and cash equivalents	1	(1)	1	(1)
Decrease in cash and cash equivalents	(347)	(79)	(132)	(701)
Cash and cash equivalents, beginning of period	972	836	757	1,458
Cash and cash equivalents, end of period	$625	$757	$625	$757

(4)	Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM AND ANNUAL CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	December 31 2013	December 31 2012(4)	January 1 2012(4)
Assets
Current assets
Cash and cash equivalents	$625	$757	$1,458
Money market investments	-	-	272
Accounts receivable	469	567	403
Inventories and stockpiled ore	727	696	550
Notes receivable	5	5	40
Income taxes receivable	182	25	5
Assets held for sale	227	-	-
Other	139	145	83
	2,374	2,195	2,811
Mining interests
Owned by subsidiaries	22,928	23,902	22,249
Investments in associates	2,210	2,663	1,940
	25,138	26,565	24,189
Goodwill	1,454	1,737	1,737
Investments in securities	77	162	207
Notes receivable	23	37	42
Deposits on mining interests expenditures	71	95	73
Deferred income taxes	19	-	-
Other	408	188	87
Total assets	$29,564	$30,979	$29,146
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$856	$830	$545
Income taxes payable	6	101	32
Current portion of long-term debt	832	-	-
Derivative liabilities	57	68	65
Liabilities relating to assets held for sale	44	-	-
Other	238	69	39
	2,033	1,068	681
Deferred income taxes	5,594	5,434	5,442
Long-term debt	1,482	783	737
Derivative liabilities	-	79	237
Provisions	517	500	355
Income taxes payable	55	62	113
Other	125	124	96
Total liabilities	9,806	8,050	7,661
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,191	17,117	16,992
Accumulated other comprehensive income	1	51	43
Retained earnings	2,353	5,548	4,237
	19,545	22,716	21,272
Non-controlling interests	213	213	213
Total equity	19,758	22,929	21,485
Total liabilities and equity	$29,564	$30,979	$29,146

(4)	Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

SOURCE: Goldcorp Inc.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 08:11e 13-FEB-14